UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

            REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
                OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2007

Commission File Number:  0-22704

                       Ship Finance International Limited
                 (Translation of registrant's name into English)

       Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [_] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Ship Finance International Limited dated July 11, 2007, announcing its acquisition of a 1,700 TEU containership.

                                    Exhibit 1


Ship Finance International Limited acquires a 1700 TEU containership

Press release, July 11, 2007

Ship Finance International Limited (NYSE:SFL) ("Ship Finance" or the "Company"), today announced the agreement to acquire the 2003 built vessel Montemar Europa. This acquisition includes an existing time-charter to a subsidiary of Compania Sud Americana de Vapores ("CSAV") of Chile, the largest liner shipping company in South America.

The net purchase price will be approximately $32.5 million, and delivery to Ship Finance is estimated to take place in late August or early September. The charter to CSAV expires in October/November 2008, and the net time-charter rate is approximately $13,500 per day.

Recently, the charter market for modern 1700 TEU container vessels has strengthened significantly, and Montemar Europa will be marketed for medium to long-term contracts following the expiry of the existing charter in 2008.

The financing of the acquisition will be through cash and existing credit lines, and the transaction is expected to be immediate accretive to earnings and dividend capacity. The investment verifies the Company's strategy to grow and diversify the asset base, and we anticipate further growth opportunities in the container segment.



July 11, 2007
The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda


Contact Persons:
Lars Solbakken: Chief Executive Officer, Ship Finance Management AS +47 2311 4006 / +47 9119 8844

Ole B. Hjertaker: Chief Financial Officer, Ship Finance Management AS +47 2311 4011 / +47 9014 1243

About Ship Finance

Ship Finance is a major shipowning company listed on the New York Stock Exchange (NYSE: SFL). Including newbuildings, Ship Finance owns a fleet consisting of 66 vessels, including 37 crude oil tankers (VLCC and Suezmax), 8 oil/bulk/ore vessels, 13 container vessels, 3 dry bulk carriers, 2 jack-up drilling rigs and 3 seismic vessels. The fleet is one of the largest in the world with a total cargo capacity of more than 11 million dwt. and most of the vessels are employed on medium or long term charters.

More information can be found on the Company's website: www.shipfinance.org


Cautionary Statement Regarding Forward Looking Statements

This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this presentation include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                             Ship Finance International Limited



Dated:  July 11, 2007        By /s/   Lars Solbakken
                                ------------------------------------------
                             Name:    Lars Solbakken
                             Title:   Chief Executive Officer
                                      Ship Finance Management AS